UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: August 15, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated August 14, 2007, entitled “CNOOC Signs Two PSCs with Newfield Again”.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Signs Two PSCs with Newfield Again

 (Hong Kong, August 14 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that its parent--China National Offshore Oil Corporation (“CNOOC”) has signed two Production Sharing Contracts (PSCs) with Newfield Exploration Company (Newfield) for blocks 22/15 and 16/05 respectively.

Block 22/15 is located in Beibu Gulf Basin in Western South China Sea. The block covers a total area of 5,228 square kilometers, with water depth of 10 to 60 meters. Newfield will reprocess 2D seismic data and conduct drilling operations.

Block 16/05, located in Pearl River Mouth basin, covers a total area of 2,064 square kilometers. On Dec. 12, 2005, both parties signed a Geophysical Survey Agreement on the same block. Newfield is committed to exploration drilling in the block.

Under the terms of the contracts, all expenditures incurred during exploration period will be borne by Newfield. CNOOC Ltd. has the right to participate in up to 51% interests in the event of any commercial discovery in the blocks.

Mr. Zhu Weilin, Vice President of the Company and General Manager of exploration department commented, “CNOOC Ltd. and Newfield have maintained a good long-standing partnership before both parties signed these two contracts. On behalf of the Company, I welcome Newfield’s confidence in cooperation with CNOOC Ltd. And, we are very confident of the exploration potential Offshore China.”

-End-

Notes to Editors:

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More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them.  The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise.  Forward-looking statements involve inherent risks and uncertainties.  Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com
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